SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Boardwalk Equities Inc.

(Translation of Registrant’s Name Into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2002

BOARDWALK EQUITIES INC.

By:	/s/ Paul Moon

Paul Moon Director of Corporate Communications

Boardwalk Equities Inc. Suite 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1	Phone: (403) 531-9255 Fax: (403) 531-9565 World Wide Web: http://www.bwalk.com

November 15, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK REPORTS RECORD OPERATING RESULTS FOR THIRD QUARTER OF 2002

17% INCREASE IN FFO PER SHARE FROM RENTAL OPERATIONS IN THIRD QUARTER

Calgary, Alberta – November 15, 2002 – Boardwalk Equities Inc. (“BEI” – TSX, NYSE) is pleased to report strong financial results for the third quarter of 2002. For the third quarter ended September 30, 2002, the Company reported Total Revenues of $63.6 million and Funds From Operations [“FFO”], a key performance measurement for real estate companies, of $17.3 million. FFO per share for the third quarter was $0.34 on a diluted basis.

Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non cash items including Future Income Taxes and Amortization. The amount is currently referenced on Boardwalk’s Consolidated Statement of Cash Flows. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company’s third quarter 2002 financial results include:

•	Rental revenues of $63.6 million, an increase of 23.6% compared to $51.5 million for the three-month period ended September 30, 2001.

•	Net operating income of $44.1 million, representing a 21.5% increase from $36.3 million in the same period last year.

•	Funds From Operations (FFO) of $17.3 million, an increase of 16.3% compared to $14.9 million for the three-month period ended September 30, 2001. FFO from rental operations, which excludes any gains on property dispositions, of $17.3 million, an increase of 17.1% compared to $14.8 million for the three-month period ended September 30, 2001.

•	FFO per share of $0.34 on a diluted basis, compared to $0.30 for the three-month period ended September 30, 2001, representing a 13.3% increase. FFO per share from rental operations, which excludes gains, was $0.34 on a diluted basis, up 17.2% compared to $0.29 for the three-month period ended September 30, 2001.

Highlights of the Company’s financial results for the first nine months of 2002 include:

•	Rental revenues of $178.0 million, an increase of 17.2% compared to $151.8 million for the nine-month period ended September 30, 2001.

•	Net operating income of $123.0 million, representing a 19.1% increase from $103.3 million in the same period last year.

•	Funds From Operations (FFO) of $49.6 million, an increase of 7.9% compared to $45.9 million for the nine-month period ended September 30, 2001. FFO excluding gains of $48.6 million, an increase of 26.8% compared to $38.3 million for the nine-month period ended September 30, 2001.

•	FFO per share of $0.99 on a diluted basis, compared to $0.91 for the nine-month period ended September 30, 2001, representing a 8.8% increase. FFO per share from rental operations, which excludes gains, was $0.97 on a diluted basis, up 27.6% compared to $0.76 for the nine-month period ended September 30, 2001.

Commenting on the Company’s third quarter results, Sam Kolias, President and C.E.O., said “We are very pleased to report continued strong results from our rental operations which has enabled the Company to report record financial results for the quarter. Notwithstanding the continued strength and activity in the new and resale home markets, the fundamentals for the multi-family rental sector in Canada remain attractive with very limited new supply and low vacancy rates. Boardwalk’s portfolio is concentrated in healthy markets which has enabled us to deliver solid internal growth. While we have experienced a slight rise in turnover rates, we have been very proactive in our leasing and marketing efforts and have been able to maintain or reduce our vacancy rate in most of our markets.”

“In addition, we continue to be very pleased with the performance to date of our Nuns’ Island portfolio acquisition in Montreal which has enabled the Company to deliver strong external growth.”

“to efficiently provide the best value in carefree living at competitive prices and utmost customer satisfaction”

The third quarter results include a higher than normal level of amortization of deferred financing costs in the current year reflecting higher than average mortgage refinancing activity. This expense was approximately $1 million, or $0.02 per share, above normal quarterly amounts.

Operational Highlights

The average vacancy rate across the Company’s portfolio for the third quarter of 2002 was 4.35%, down slightly from 4.63% in the third quarter of last year. The Company’s overall average vacancy rate as of October 2002 was 4.43% compared to 4.02% as of October of 2001.

The average monthly rent realized in the third quarter of 2002 was $724 per unit, up $54, or 8% from $670 per unit for the same period last year. Management estimates that market rents for its properties at the end of September, 2002 averaged $787 per unit per month which compares to an average in-place rent per occupied unit of $744 for the nine months ended September 30, 2002. This translates into an estimated “loss-to-lease” of approximately $14 million, maintaining existing occupancy rates.

Same-Property Results

Boardwalk continued to show solid performance in its stabilized properties (defined as properties owned for over 24 months). The “same-property” results for the Company’s stabilized portfolio for the three month period ended September 30, 2002 showed rental growth of 4.18% and NOI growth of 3.81% compared to the same period last year. For the nine month period ended September 30, 2002, the stabilized property portfolio had rental growth of 5.95% and NOI growth of 7.45% compared to the same period last year. A total of 24,454 units, representing approximately 84% of Boardwalk’s total portfolio, were classified as stabilized as at September 30, 2002.

Same-Property Results — Stabilized Portfolio
Three Months Ended September 30, 2002 vs. Three Months Ended September 30, 2001

		Rental		% of total NOI
	Rental	Operating		(stabilized
	Revenues	Expenses	NOI	portfolio)

Calgary	0.97%	4.76%	–0.42%	24.35
Edmonton	7.58%	4.43%	8.96%	43.35
Other Alberta	–0.75%	–1.44%	–0.49%	6.15
Ontario	4.57%	10.07%	1.19%	12.96
Saskatchewan	1.64%	3.32%	0.66%	13.19

	4.18%	5.00%	3.81%	100.00

Same-Property Results — Stabilized Portfolio
Nine Months Ended September 30, 2002 vs. Nine Months Ended September 30, 2001

		Rental		% of total NOI
	Rental	Operating		(stabilized
	Revenues	Expenses	NOI	portfolio)

Calgary	4.08%	7.73%	2.88%	24.91
Edmonton	8.76%	–0.97%	12.87%	44.11
Other Alberta	1.84%	4.16%	1.03%	6.22
Ontario	6.30%	0.52%	11.31%	11.92
Saskatchewan	2.59%	7.88%	–0.51%	12.84

	5.95%	2.73%	7.45%	100.00

Acquisition Activity

Subsequent to the end of the third quarter of 2002, the Company closed on the acquisition of 5-8 Place de Merici at Les Jardins de Merici in Quebec City. The luxury residential rental property consists of four concrete high-rise buildings with a total of 341 residential units with a total rentable area of approximately 300,000 square feet. The acquisition price was $27.1 million, which equates to approximately $79,400 per unit and $90 per square foot, which is significantly below replacement cost. The acquisition closed on November 3, 2002.

Year-to-date, Boardwalk has acquired a total of over 3,500 units, increasing its portfolio to over 29,300 units. This represents a 13% increase in the Company’s portfolio from the end of 2001.

Continued Financial Strength

The Company maintained its strong financial position in the quarter. Boardwalk’s total mortgage debt was $1.26 billion as at September 30, 2002, up from $1.11 billion at December 31, 2001. As of September 30, 2002, the Company’s debt had an average maturity of 5.0 years with a weighted average interest rate of 5.9%, and the Company’s debt-to-total-market-capitalization ratio was 62.7%. The Company’s interest coverage ratio excluding gains for the nine month period ended September 30, 2002 was 1.97 times compared to 1.86 times in the same period last year.

On November 1, 2002, Boardwalk successfully completed the refinancing of the 3,100-unit Nun’s Island portfolio that it had acquired on May 1, 2002. The new first mortgage on the Nuns’ Island properties totals $152.6 million, is NHA-insured, and has a five-year term maturing on November 1, 2007 bearing an interest rate of 5.23%. In part, the proceeds of the refinancing were used to repay the $107.4 million outstanding balance of prior first and second mortgages on the property which had an overall weighted average interest rate of 9.3%, and for the pre-payment penalty of approximately $18.8 million to discharge those mortgages.

Outlook and Earnings Guidance

Commenting on the outlook for the Company, Sam Kolias, said “Boardwalk remains well positioned to show continued improvement in results for the balance of the year, driven by both internal and external growth. We continue to demonstrate solid same-property performance with our portfolio which is concentrated in healthy markets. In addition, the acquisition of the Nuns’ Island portfolio in Montreal earlier this year together with the recent refinancing of that portfolio will continue to make a strong contribution to results for the balance of the year.”

“With the entry into the Montreal and Quebec City markets in 2002, we have expanded our geographic presence into major market areas that are close to two and a half times larger in terms of the universe of rental units than all of our previous major markets combined. This should provide us with even greater abilities over time to explore growth opportunities and we remain active in assessing additional opportunities.”

Rob Geremia, Senior Vice President, Finance and CFO, stated “We are reiterating our previous fiscal 2002 guidance for FFO per share, excluding gains, of between $1.23 and $1.25, and for total FFO per share of between $1.25 and $1.27. For 2003, we are introducing our guidance for FFO per share of between $1.40 and $1.44, which does not include any contribution from property sales.”

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company’s activities during the quarter. The Third Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Third Quarter, 2002 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company’s third quarter 2002 results this morning at 11:15am EST. Senior management will speak to the financial results and provide a corporate update. Presentation materials and a Supplementary Information Package for the third quarter of 2002 will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: For participation and registration for the conference call please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference Dial-In Numbers: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20021115/.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on November 22nd, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 217344#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call until November 22nd, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,300 units totalling approximately 25 million net rentable square feet. The company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.0 billion.

Additional information is available at Boardwalk’s web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading “Management’s Discussion and Analysis”. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:
Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.

Consolidated Balance Sheets
(CDN.$ Thousands)
As At

	September 30, 2002	December 31, 2001

	(Unaudited)	(Audited)
Assets
Revenue producing properties	$1,576,497	$1,381,541
Properties held for resale	6,999	6,630
Mortgages and accounts receivable	14,218	22,325
Other assets	13,695	11,846
Tenants’ security deposits	9,440	8,320
Deferred financing costs	33,288	32,957
Cash and short term investments	—	25,672

	$1,654,137	$1,489,291

Liabilities
Mortgages payable	$1,258,942	$1,108,406
Accounts payable and accrued liabilities	16,636	19,525
Bank indebtedness	674	—
Refundable tenants’ security deposits and other	10,896	10,418
Capital lease obligations	4,852	7,203
Future income taxes	63,798	58,755

	$1,355,798	$1,204,307
Shareholders’ Equity
Share capital	265,250	258,202
Retained earnings	33,089	26,782

	298,339	284,984

	$1,654,137	$1,489,291

Consolidated Statement of Earnings (Loss) — For the nine and three months ended
(CDN.$ Thousands, except per share amounts) (Unaudited)

	September 30	September 30	September 30	September 30
	2002	2001	2002	2001
	(9 months)	(9 months)	(3 Months)	(3 Months)

Revenue
Rental income	$177,969	$151,804	$63,641	$51,490
Sales — properties held for resale	7,498	18,244	—	232

	$185,467	$170,048	$63,641	$51,722

Expenses
Revenue producing properties
Operating expenses	$18,664	$16,483	$6,867	$4,907
Utilities	22,374	21,239	6,377	5,428
Utility rebate	(3,303)	(4,060)	—	(327)
Property taxes	17,253	14,883	6,334	5,205
Cost of sales – properties held for resale	6,531	10,646	—	121
Administration	14,371	12,284	4,681	3,967
Financing costs	55,149	48,916	19,767	16,235
Deferred financing costs amortization	2,501	1,395	1,478	538
Amortization	34,001	38,611	11,487	13,329

	$167,541	$160,397	$56,991	$49,403

Operating earnings before the following	$17,926	$9,651	$6,650	$2,319
Provision for loss on technology investments	—	27,515	—	27,515

Operating earnings (loss) before future income taxes	$17,926	$(17,864)	$6,650	$(25,196)
Large corporations taxes	2,347	2,333	824	755
Future income taxes	6,216	(10,689)	2,383	(8,672)

Net earnings (loss) for the period	$9,363	$(9,508)	$3,443	$(17,279)

Net earnings (loss) per share
Basic	$0.19	$(0.19)	$0.07	$(0.34)
Diluted	$0.19	$(0.19)	$0.07	$(0.34)

Consolidated Statement of Retained Earnings — As at
(CDN.$ Thousands, except per share amounts) (Unaudited)

	September	September
	2002	2001
	(9 Months)	(9 Months)

Retained earnings, beginning of period	$26,782	$47,788
Net earnings (loss)	9,363	(9,508)
Dividends paid	(2,477)	(2,496)
Premium on share repurchases	(579)	(333)

Retained earnings, end of period	$33,089	$35,451

Consolidated Statement of Cash Flows — For the nine and three months ended
(CDN.$ Thousands, except per share amounts) (Unaudited)

	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
	(9 months)	(9 months)	(3 months)	(3 months)

Cash obtained from (applied to):
Operating activities
Net earnings (loss)	$9,363	$(9,508)	$3,443	$(17,279)
Income taxes	6,216	(10,689)	2,383	(8,672)
Amortization	34,001	38,611	11,487	13,329
Provision for loss on technology investments	—	27,515	—	27,515

Funds from operations	49,580	45,929	17,313	14,893

Net change in operating working capital	2,032	(8,637)	(1,506)	1,936
Net change in properties held for resale	5,741	9,657	(116)	(87)

Total operating cash flows	$57,353	$46,949	$15,691	$16,742

Financing activities
Issue of common shares for cash (net of issue costs)	$7,515	$1,941	$1,931	$486
Stock repurchase program	(1,045)	(613)	—	(608)
Dividends paid	(2,477)	(2,496)	—	—
Financing of revenue producing properties	130,629	96,583	29,746	25,146
Repayment of debt on revenue producing properties	(112,435)	(96,188)	(36,506)	(25,066)
Deferred financing costs	(1,167)	(1,542)	687	95

	$21,020	$(2,315)	$(4,142)	$53

Investing activities
Purchase of revenue producing properties	$(75,442)	$(14,542)	$(625)	$(7,804)
Project improvements to revenue producing properties	(26,786)	(39,349)	(11,840)	(10,667)
Technology	(2,491)	(10,353)	(1,818)	(4,565)

	$(104,719)	$(64,244)	$(14,283)	$(23,036)

Decrease in cash and cash equivalents balance during period	$(26,346)	$(19,610)	$(2,734)	$(6,241)
Cash and cash equivalents, beginning of period	25,672	21,055	2,060	7,686

Cash and cash equivalents (indebtedness), end of period	$(674)	$1,445	$(674)	$1,445

Funds from operations per share
Basic	$1.00	$0.92	$0.35	$0.30
Diluted	$0.99	$0.91	$0.34	$0.30

Taxes Paid	$2,347	$2,670	$824	$846

Interest Paid	$54,262	$48,833	$20,775	$16,539